Unaudited Condensed Consolidated Interim Financial Statements

(In US dollars)

HUDBAY MINERALS INC.

For the three and nine months ended September 30, 2025 and 2024

HUDBAY MINERALS INC. Condensed Consolidated Interim Balance Sheets (Unaudited and in millions of US dollars)

		Sep. 30,	Dec. 31,
	Note	2025	2024
Assets
Current assets
Cash and cash equivalents		$611.1	$541.8
Short-term investments	6	-	40.0
Trade and other receivables	7	160.7	235.5
Inventories	8	211.7	197.4
Prepaid expenses and other current assets		9.5	17.4
Other financial assets	9	0.3	15.3
Taxes receivable		1.0	1.1
		994.3	1,048.5
Taxes receivable		15.2	12.9
Inventories	8	19.1	16.6
Other financial assets	9	55.3	12.1
Intangibles and other assets	10	48.3	44.3
Property, plant and equipment	11	4,634.5	4,181.4
Deferred tax assets		78.6	102.6
Goodwill	12	71.5	69.2
		$5,916.8	$5,487.6
Liabilities
Current liabilities
Trade and other payables		$263.3	$270.2
Taxes payable		33.0	100.7
Other liabilities	13	58.2	34.4
Other financial liabilities	14	74.7	38.3
Lease liabilities	15	29.9	30.5
Current portion of long-term debt	16	511.0	-
Deferred revenue	17	58.9	63.1
		1,029.0	537.2
Other financial liabilities	14	155.6	114.4
Lease liabilities	15	31.3	44.3
Long-term debt	16	536.0	1,107.5
Deferred revenue	17	277.0	309.1
Pension obligations		5.9	6.2
Other employee benefits		80.3	80.3
Environmental and other provisions	18	319.4	300.8
Deferred tax liabilities		401.8	340.4
		2,836.3	2,840.2
Equity
Share capital	20b	2,657.8	2,641.3
Reserves		90.2	14.3
Retained earnings		332.5	(102.4)
Equity attributable to owners of the Company		3,080.5	2,553.2
Non-controlling interest	4	-	94.2
		$5,916.8	$5,487.6
Commitments (note 23)

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Income (Unaudited and in millions of US dollars, except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
		2025	2024	2025	2024
Revenue	5a	$346.8	$485.8	$1,478.1	$1,436.3
Cost of sales
Mine operating costs		198.8	248.5	717.8	762.5
Depreciation and amortization	5b	82.7	97.5	287.2	304.4
		281.5	346.0	1,005.0	1,066.9
Gross profit		65.3	139.8	473.1	369.4
Selling and administrative expenses		31.4	12.1	65.8	47.1
Exploration expenses		10.5	12.2	33.8	30.8
Other operating expenses	5c	9.1	7.8	21.4	35.3
Re-evaluation adjustment - environmental provision	18	1.4	2.0	0.4	(6.0)
Impairment reversal	5d	(322.3)	-	(322.3)	-
Results from operating activities		335.2	105.7	674.0	262.2
Consideration received from previous sale of non-core project	5f	(14.9)	-	(14.9)	-
Net finance expense	5g	19.6	26.0	34.0	114.3
Other expenses		4.7	$26.0	19.1	$114.3
Income before tax		330.5	79.7	654.9	147.9
Tax expense	19	108.1	29.4	218.6	99.4
Net income for the period		$222.4	$50.3	$436.3	$48.5

Attributable to:
Owners of the Company		$222.4	$49.7	$440.5	$55.5
Non-controlling interest		-	0.6	(4.2)	(7.0)
Net income for the period		$222.4	$50.3	$436.3	$48.5

Earnings per share attributable to owners
Basic and diluted		$0.56	$0.13	$1.11	$0.15

Weighted average number of common shares outstanding:
Basic	21	395,726,407	393,604,853	395,256,972	370,992,994
Diluted	21	396,886,622	394,236,661	396,159,648	371,504,904

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Comprehensive (Loss) Income (Unaudited and in millions of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Net income for the period	$222.4	$50.3	$436.3	$48.5

Other comprehensive income:
Item that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net (loss) gain on translation of foreign currency balances	(9.6)	8.6	17.2	(14.4)

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Gold prepayment revaluation	-	4.3	-	4.3
Tax effect	-	(1.1)	-	(1.1)
Remeasurement - actuarial gain	2.1	(3.0)	4.6	12.9
Tax effect	(0.4)	(0.3)	(0.5)	(2.9)
	1.7	(0.1)	4.1	13.2

Other comprehensive (loss) income net of tax, for the period	(7.9)	8.5	21.3	(1.2)
Total comprehensive income for the period	$214.5	$58.8	$457.6	$47.3

Attributable to:
Owners of the Company	$214.5	$57.5	458.6	56.3
Non-controlling interest	-	1.3	(1.0)	(9.0)
Total comprehensive income for the period	214.5	58.8	$457.6	$47.3

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Cash Flows (Unaudited and in millions of US dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2025	2024	2025	2024
Cash generated from operating activities:
Net income for the period		$222.4	$50.3	$436.3	$48.5
Items not affecting cash:
Tax expense	19	108.1	29.4	218.6	99.4
Depreciation and amortization	5b	83.0	97.9	288.3	305.7
Share-based compensation	5e	20.1	3.3	34.9	17.9
Net finance expense	5g	19.6	26.0	34.0	114.3
Inventory adjustments	8	(1.3)	1.6	3.4	1.6
Amortization of deferred revenue and variable consideration	5a	(6.3)	(9.5)	(51.0)	(44.3)
Pension and other employee benefit payments, net of accruals		0.9	3.8	5.0	9.1
Amortization of community agreements		3.6	2.8	8.6	10.9
Re-evaluation adjustment - environmental obligation	18	1.4	2.0	0.4	(6.0)
Write-down/loss on disposal of PP&E	5c	(0.3)	2.2	0.6	13.3
Impairment reversal	5d	(322.3)	-	(322.3)	-
Decommissioning and restoration payments		(0.5)	(0.5)	(1.0)	(0.8)
Other	24a	(14.1)	(0.2)	(23.0)	(3.9)
Taxes paid		(44.0)	(20.8)	(205.4)	(106.2)
Operating cash flow before change in non-cash working capital		70.3	188.3	427.4	459.5
Change in non-cash working capital	24b	43.2	(40.2)	70.5	(31.6)
		113.5	148.1	497.9	427.9
Cash used in investing activities:
Acquisition of property, plant and equipment		(110.4)	(98.3)	(323.5)	(250.2)
Acquisition of intangibles		(0.2)	-	(2.6)	-
Life of mine community agreements		(0.9)	(2.4)	(9.9)	(6.3)
Grants received	11	0.7	-	0.7	2.4
Net purchase of investments	9	(5.5)	(0.2)	(19.3)	(0.2)
Proceeds from disposition of property, plant and equipment		-	-	0.1	-
Change in restricted cash		-	-	0.8	-
Maturity of (investment in) short-term investments	6	-	-	40.0	(40.0)
Consideration received from previous sale of non-core project, net of tax	5f	10.4	-	10.4	-
Investment income received		6.0	5.1	18.5	10.4
		(99.9)	(95.8)	(284.8)	(283.9)
Cash (used in) generated from financing activities:
Repayment of revolving credit facility	16b	-	-	-	(100.0)
Repurchase of senior unsecured notes, net of discount		(13.2)	(48.1)	(62.9)	(81.9)
Copper Mountain non-controlling interest acquisition payment	4	-	-	(6.0)	-
Equity issuance, net of share issuance costs	20b	6.9	-	11.1	386.2
Interest paid on long-term debt		(0.3)	(0.9)	(30.2)	(37.4)
Financing costs		(3.8)	(2.9)	(9.9)	(10.3)
Lease payments	15	(9.4)	(7.6)	(27.8)	(23.5)
Equipment financing payments		(4.6)	(3.9)	(13.5)	(7.1)
Gold prepayment repayments		-	(16.9)	-	(62.3)
Change in restricted cash		-	0.8	-	0.8
Deferred Rosemont acquisition payment		-	(10.0)	-	(10.0)
Net payments on settlement of non-QP hedges		-	(2.0)	(3.4)	(3.6)
Net proceeds from exercise of stock options and warrants		0.9	0.1	2.5	2.5
Dividends paid	20b	(2.8)	(2.9)	(5.6)	(5.5)
		(26.3)	(94.3)	(145.7)	47.9
Effect of movement in exchange rates on cash		(1.7)	1.5	1.9	1.6
Net (decrease) increase in cash and cash equivalents		(14.4)	(40.5)	69.3	193.5
Cash and cash equivalents, beginning of the period		625.5	483.8	541.8	249.8
Cash and cash equivalents, end of the period		$611.1	$443.3	$611.1	$443.3

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in millions of US dollars)

	Share capital (note 20)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interest	Total equity
Balance, January 1, 2024	$2,240.2	$61.3	$(5.4)	$(25.7)	$(173.6)	$2,096.8	$110.0	$2,206.8
Net income (loss)	-	-	-	-	55.5	55.5	(7.0)	48.5
Other comprehensive (loss) income	-	-	(12.5)	13.3	-	0.8	(2.0)	(1.2)
Total comprehensive (loss) income	-	-	(12.5)	13.3	55.5	56.3	(9.0)	47.3
Contributions by and distributions to owners:
Dividends (note 20b)	-	-	-	-	(5.5)	(5.5)	-	(5.5)
Stock options	-	1.6	-	-	-	1.6	-	1.6
Shares issued on equity raise, net of share issuance costs	386.2	-	-	-	-	386.2	-	386.2
Issuance of shares related to stock options and warrants exercised	3.7	(1.2)	-	-	-	2.5	-	2.5
Total contributions by and distributions to owners	389.9	0.4	-	-	(5.5)	384.8	-	384.8
Balance, September 30, 2024	$2,630.1	$61.7	$(17.9)	$(12.4)	$(123.6)	$2,537.9	$101.0	$2,638.9
Net income (loss)	-	-	-	-	21.2	21.2	(1.9)	19.3
Other comprehensive (loss) income	-	-	(30.5)	13.6	-	(16.9)	(4.9)	(21.8)
Total comprehensive (loss) income	-	-	(30.5)	13.6	21.2	4.3	(6.8)	(2.5)
Contributions by and distributions to owners:
Flow-through shares issued, net of share issuance costs (note 20b)	8.6	-	-	-	-	8.6	-	8.6
Stock options	-	0.5	-	-	-	0.5	-	0.5
Issuance of shares related to stock options and warrants exercised	2.6	(0.7)	-	-	-	1.9	-	1.9
Total contributions by and distributions to owners	11.2	(0.2)	-	-	-	11.0	-	11.0
Balance, December 31, 2024	$2,641.3	$61.5	$(48.4)	$1.2	$(102.4)	$2,553.2	$94.2	$2,647.4

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in millions of US dollars)

	Share capital (note 20)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interest	Total equity
Balance, January 1, 2025	$2,641.3	$61.5	$(48.4)	$1.2	$(102.4)	$2,553.2	$94.2	$2,647.4
Net income	-	-	-	-	440.5	440.5	(4.2)	436.3
Other comprehensive income	-	-	14.0	4.1	-	18.1	3.2	21.3
Total comprehensive income (loss)	-	-	14.0	4.1	440.5	458.6	(1.0)	457.6

Contributions by and distributions to owners:
Dividends (note 20b)	-	-	-	-	(5.6)	(5.6)	-	(5.6)
Flow-through shares issued, net of share issuance costs (note 20b)	4.1	-	-	-	-	4.1	-	4.1
Shares issued on equity raise, net of share issuance costs	4.2	-	-	-	-	4.2	-	4.2
Copper Mountain non-controlling interest acquisition (note 4)		61.3	(4.0)	-	-	57.3	(93.2)	(35.9)
Stock options	-	1.8	-	-	-	1.8	-	1.8
Issuance of shares related to stock options and warrants exercised	3.8	(1.3)	-	-	-	2.5	-	2.5
Tax adjustments in respect of prior years	4.4	-	-	-	-	4.4	-	4.4
Total contributions by and distributions to owners	16.5	61.8	(4.0)	-	(5.6)	68.7	(93.2)	(24.5)
Balance, September 30, 2025	$2,657.8	$123.3	$(38.4)	$5.3	$332.5	$3,080.5	$-	$3,080.5

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

1. Reporting entity

Hudbay Minerals Inc. ("HMI" or the "Company") is a company existing under the Canada Business Corporations Act. The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements ("financial statements") of the Company for the three and nine months ended September 30, 2025 and 2024 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as "Hudbay").

Wholly owned subsidiaries as at September 30, 2025 included Copper Mountain Mine (BC) Ltd. ("CMBC"), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Inc., Copper World LLC ("Copper World") and Mason Resources (US) Inc. ("Mason").

Hudbay is a diversified mining company with long-life assets in North and South America. Hudbay's operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Hudbay's operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay's operations in British Columbia (Canada) produce copper with gold and silver by-products. Hudbay has a development pipeline that includes copper development projects in Arizona and Nevada (United States), and a focused growth strategy on exploration, development, operation, and optimization of properties that Hudbay already controls, as well as other mineral assets that Hudbay may acquire that fit the Company's strategic criteria. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

2. Basis of preparation

(a)  Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and do not include all of the information required for annual financial statements prepared in accordance with IFRS® Accounting Standards as issued by the IASB.

These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2024 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's material accounting policies are presented in note 3 in the Company's audited consolidated financial statements for the year ended December 31, 2024 and have been consistently applied in the preparation of these interim financial statements, except as noted below.

Impairment of non-financial assets

The Company will perform the Copper Mountain goodwill impairment test on an annual basis as at July 1 each year to better align with the timing of the annual long-range planning process. This represents a change in accounting policy regarding the timing of the annual goodwill impairment test which was previously performed December 31. All other material accounting policies related to the impairment of non-financial assets remain consistent as presented in Note 3 of the Company's audited consolidated financial statements for the year ended December 31, 2024.

As a result of the acquisition of Mitsubishi Materials Corporation's ("MMC") 25% interest in CMBC on April 30, 2025, the Company's interim financial statements also reflect the following relevant accounting policies.

Contingent Payments from the purchase of non-controlling interest outside the scope of Business Combination

Contingent payments arising from the purchase of non-controlling interest are initially recognized as a financial liability at their fair value on the date the obligation arises. The fair value is determined by discounting the payments to its present value using a company credit adjusted discount rate that reflects current market assessments of the time value of money and the risks specific to the company. The contingent consideration will be classified as a financial liability at amortized cost, with subsequent remeasurements recognized in profit or loss. Additionally, the liability will then be accreted and amortized until the maturity date, with the accretion expense flowing through profit or loss (note 4).

The Board of Directors approved these interim financial statements on November 11, 2025.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

(b) Use of judgements and estimates:

The preparation of the interim financial statements in conformity with IFRS® Accounting Standards requires Hudbay to make judgements, estimates and assumptions, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these judgements, estimates and assumptions. The interim financial statements reflect the judgements and estimates outlined by Hudbay in its audited consolidated financial statements for the year ended December 31, 2024.

3. New standards

New standards issued but not yet effective

(a) IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 will replace IAS 1 Presentation of Financial Statements. The standard amends the presentation of the statement of income by introducing a newly defined 'operating profit' subtotal and a requirement for income and expenses to be allocated between three new distinct categories based on a company's main business activities, which are Operating, Financing and Investing. In addition, organizations will need to disclose certain 'non-GAAP' measures known as management-defined performance measures. The standard will be effective from January 1, 2027 with early adoption permitted and requires retrospective application. The Company is assessing the impact of adoption of this amendment on its consolidated financial statements.

(b) Amendments to IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments: Disclosures

In May 2024, the IASB issued amendments to IFRS 9 and 7 to clarify the recognition or derecognition of a financial asset or liability, with a new exception for some financial liabilities settled through an electronic cash transfer system. The amendments also add guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion, by introducing an additional SPPI test for financial assets with contingent features that are not related directly to a change in basic lending risks or costs. In addition, the amendments will add new disclosures for certain instruments with contractual terms that can change cash flows. Lastly, the amendments will require additional disclosures for equity instruments designated at fair value through other comprehensive income. The amendments will apply for reporting periods beginning on or after January 1, 2026, with early application permitted. The Company is assessing the impact of adoption of this amendment on its consolidated financial statements.

In December 2024, the IASB issued amendments to IFRS 9 and 7 to clarify the application of the 'own-use' exemption and provide guidance on hedge accounting for companies that hedge their purchase or sales of electricity using renewable power purchase agreements. The amendments also introduce new disclosure requirements. The amendments will apply for reporting periods beginning on or after January 1, 2026, with early application permitted. The Company is assessing that there is no impact of this amendment on its consolidated financial statements.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

4. Copper Mountain non-controlling interest acquisition

On April 30, 2025, Hudbay completed the acquisition of MMC's 25% interest in CMBC (the "Transaction"). The cash consideration of the Transaction consisted of:

• $4.5 million on closing date of the Transaction,

• $21.0 million in seven annual deferred payments of $3.0 million each, commencing on the 12-month anniversary of the closing date of the Transaction, and

• up to $18.75 million in five additional contingent payments of $3.75 million each, payable in the years following New Ingerbelle achieving certain minimum annual operating thresholds. MMC's right to the contingent payments concludes on the 15-year anniversary of the closing date of the Transaction.

As a result of the Transaction, Hudbay increased its ownership of the Copper Mountain mine from 75% to 100%.

The company recorded $35.9 million of total consideration for the Transaction which included the cash payment of $4.5 million on the closing date, $16.6 million of deferred payments and $13.3 million of contingent consideration recorded as financial liability at amortized cost (note 14) and $1.5 million of transaction costs recorded within equity.

As a result of the Transaction, the Company recorded an increase to equity as follows:

Carrying value of non-controlling interest as at April 30, 2025	$93.2
Transfer of net gain on translation of foreign currency balances	4.0
Less: total consideration	(35.9)
Surplus - recorded in equity	61.3

There were no substantive changes to the Company's ownership in CMBC during the year ended December 31, 2024.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

5. Revenue and expenses

(a) Revenue

Hudbay's revenue by significant product types:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Copper	$178.8	$261.3	$778.2	$805.8
Gold	125.5	176.3	508.9	474.0
Zinc	9.6	24.3	31.0	54.7
Silver	9.1	12.7	37.3	35.8
Molybdenum	14.0	16.8	54.0	51.0
Other	-	-	(0.2)	0.5
Revenue from contracts	337.0	491.4	1,409.2	1,421.8
Non-cash streaming arrangement items: [1]
Amortization of deferred revenue - gold	2.3	4.3	16.6	26.2
Amortization of deferred revenue - silver	4.0	5.3	24.5	22.0
Amortization of deferred revenue - variable consideration adjustments - prior periods	-	-	9.9	(3.8)
	6.3	9.6	51.0	44.4
Pricing and volume adjustments [2]	8.8	6.0	40.5	41.6
	352.1	507.0	1,500.7	1,507.8
Treatment and refining charges	(5.3)	(21.2)	(22.6)	(71.5)
	$346.8	$485.8	$1,478.1	$1,436.3
[1] See note 17.
[2] Pricing and volume adjustments represent mark-to-market adjustments on initial estimate of provisionally priced sales, realized and unrealized changes to fair value of quotational pricing hedge derivative contracts and adjustments to originally invoiced weights and assays.

Consideration from the Company's stream agreements is considered variable (note 17). Gold and silver stream revenue can be subject to cumulative adjustments when the amount of precious metals to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2025, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a variable consideration adjustment was made for all prior year stream revenues since the stream agreement inception date. This variable consideration adjustment for the nine months ended September 30, 2025 resulted in an increase in revenue of $9.9 million (nine months ended September 30, 2024 - decrease in revenue of $3.8 million).

(b) Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the condensed consolidated interim statements of income as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Cost of sales	$82.7	$97.5	$287.2	$304.4
Selling and administrative expenses	0.3	0.4	1.1	1.3
	$83.0	$97.9	$288.3	$305.7

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

      (c)  Other operating expenses

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Regional costs	$1.6	$0.8	$4.6	$3.6
Write-down/loss on disposal of PP&E	(0.3)	2.2	0.6	13.3
Amortization of community costs (other assets)	2.3	1.6	4.6	7.1
Restructuring	-	-	0.1	1.2
Wildfire evacuation costs	1.8	-	3.9	-
Care & maintenance - Manitoba	3.5	3.9	9.8	10.7
Evaluation costs	1.2	0.3	2.7	1.0
Reduction of obligation to renounce flow-through share expenditures, net of provisions	(0.8)	(2.0)	(3.9)	(3.0)
Option agreement proceeds (Marubeni)	(1.1)	-	(3.6)	(0.4)
Other	0.9	1.0	2.6	1.8
	$9.1	$7.8	$21.4	$35.3

During the three and nine months ended September 30, 2025, the Manitoba business unit incurred costs related to emergency and evacuation activities of $1.8 million and $3.9 million, respectively, as a result of regional wildfires in Snow Lake, Flin Flon and surrounding areas.

The Flin Flon concentrator and tailings impoundment is on care and maintenance to provide optionality should another mineral discovery occur in the Flin Flon area. During the three and nine months ended September 30, 2025, care & maintenance costs were $3.5 million and $9.8 million, respectively (three and nine months ended September 30, 2024 - $3.9 million and $10.7 million, respectively).

The Arizona business unit held an option to acquire water rights and land, which expired during the first quarter of 2024 without being extended or exercised. The previously capitalized cost to maintain the option, net of accrued interest, of $8.1 million is presented as part of write-down of PP&E.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

  (d)  Impairment reversal

As at September 30, 2025
Pre-tax impairment reversal to:
Property, plant & equipment (note 11)	$(322.3)
Tax impact	79.6
After-tax impairment reversal	$(242.7)

On August 12, 2025, the Company entered into an agreement with Mitsubishi Corporation ("Mitsubishi"), pursuant to which Mitsubishi agreed to acquire a 30% interest in Copper World LLC, a wholly-owned subsidiary of Hudbay which owns the fully-permitted Copper World Project in Arizona ("Copper World"), for $420 million as consideration for a 30% equity interest in Copper World at closing (the "Transaction"). The Transaction is expected to close in late 2025 or early 2026 and is conditioned upon receipt of certain regulatory approvals and the satisfaction of other customary closing conditions. Mitsubishi will also be responsible for a $180 million matching contribution within 18 months of closing.

The Transaction has been determined to be an indicator of impairment reversal for the Arizona cash generating unit ("CGU"). As a result, an assessment of the recoverable amount of the Arizona CGU was performed. The recoverable amount of the Arizona CGU was determined using the fair value less cost of disposal ("FVLCD") using a market approach, based on the arms length transaction price offered by Mitsubishi of $1,400.0 million less $20.0 million in anticipated transaction costs. The recoverable amount of the Arizona CGU was estimated at approximately $1,365.0 million which exceeded the carrying amount of $784.4 million.

Based on this market evidence and updated assumptions, the Company recognized an $322.3 million pre-tax impairment reversal in the condensed consolidated interim statements of income during the period. The reversal is limited to the amount of the previous impairment and does not increase the carrying amount above the level that would have been determined had no impairment been recognized previously.

  (e)  Share-based compensation expense

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Cost of sales	$1.7	$0.3	$3.3	$1.3
Selling and administrative expenses	18.0	2.8	30.8	15.8
Other expense	0.4	0.2	0.8	0.8
	$20.1	$3.3	$34.9	$17.9

Share-based compensation expense included within cost of sales, selling and administrative expenses, and other expenses relates to deferred share units, restricted share units, performance shares units and the Company's stock option plan. The increase in share-based compensation expense during the three and nine months ended September 30, 2025 compared with the same periods last year primarily relates to the change in the Company's share price, in addition to anticipated adjustments to the performance based multiplier on performance share units.

(f)  Consideration received from previous sale of non-core project

As part of a contingent consideration deed dated December 12, 2022, Harmony Gold (Australia) PTY Limited agreed to pay the Company a contingent amount upon the discovery of a new resource beyond certain parameters at the Eva project, which was previously sold by Copper Mountain prior to Hudbay's acquisition of Copper Mountain in June 2023. During the third quarter of 2025, a new discovery was made at the Eva project. As a result, the Company recognized the gross amount of the contingent payment received of $14.9 million as other income on the condensed consolidated interim statements of income.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

  (g)  Net finance expense

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Net interest expense on long-term debt
Net interest expense on long-term debt	$14.8	$16.2	$46.3	$53.9
Accretion on streaming arrangements (note 17)
Additions	5.1	6.0	15.3	18.0
Variable consideration adjustments - prior periods	-	-	(0.6)	0.2
	5.1	6.0	14.7	18.2
Change in fair value of financial instruments
Gold prepayment liability	-	5.3	-	10.7
Unrealized loss on non-quotational pricing hedges	-	0.2	-	12.0
Realized loss on non-quotational pricing hedges	-	2.1	2.3	4.7
Investments at fair value through profit or loss	(11.4)	(3.9)	(23.0)	(3.5)
	(11.4)	3.7	(20.7)	23.9
Other net finance (income) costs
Net foreign exchange loss (gain)	8.8	(3.2)	(13.2)	3.6
Accretion on community agreements measured at amortized cost	1.3	1.1	4.0	3.7
Accretion on environmental provisions	2.9	2.7	8.3	8.0
Accretion on Wheaton refund liability	0.2	0.1	0.5	0.4
Accretion on deferred and contingent liability (note 14)	0.4	-	0.7	-
Withholding taxes	-	0.5	-	2.2
Loss on disposal of investments	-	0.1	-	0.1
Interest on equipment financing and leases	2.3	1.2	6.9	5.1
Interest income	(5.9)	(5.0)	(16.9)	(10.9)
Other finance expense	1.1	2.6	3.4	6.1
	11.1	0.1	(6.3)	18.3
Net finance expense	$19.6	$26.0	$34.0	$114.3

Other finance expense relates primarily to standby fees on Hudbay's revolving credit facilities.

Commencing in the first quarter of 2024, Hudbay has entered into copper forward sales, copper costless collars and gold costless collars which are non-quotational pricing ("non-QP") contracts (note 22b). Subsequent movements in the fair value of non-QP contracts are recognized in change in fair value of financial instruments in the condensed consolidated interim statements of income. As of September 30, 2025, there are no non-QP hedges outstanding.

During the third quarter of 2024, the Company completed the final delivery and settled the obligation for the gold prepayment liability.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

6. Short-term investments

Short-term investments include guaranteed investment certificates held with Canadian financial institutions. The Company currently holds nil guaranteed investment certificates. As at December 31, 2024, the Company held two $20.0 million guaranteed investment certificates that matured in March 2025 and June 2025, respectively.

7. Trade and other receivables

	Sep. 30, 2025	Dec. 31, 2024
Trade receivables	$130.3	$179.1
Statutory receivables	26.9	50.0
Other receivables	3.5	6.4
	$160.7	$235.5

Trade receivables decreased to $130.3 million as at September 30, 2025, from $179.1 million as at December 31, 2024. The decrease was impacted by one shipment from Peru that was sent in early October 2025, representing 20,000 dry metric tonnes of copper concentrate.

8. Inventories

	Sep. 30, 2025	Dec. 31, 2024
Current
Stockpile	$14.9	$26.9
Finished goods	97.1	81.6
Materials and supplies	99.7	88.9
	211.7	197.4
Non-current
Stockpile	2.7	2.2
Low grade stockpile[1]	5.6	5.5
Materials and supplies	10.8	8.9
	19.1	16.6
	$230.8	$214.0
[1]Primarily all of the low grade stockpile inventory is expected to be processed at the end of the Copper Mountain mine life.

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $224.7 million and $855.0 million, respectively, for the three and nine months ended September 30, 2025 (three and nine months ended September 30, 2024 - $302.0 million and $942.2 million, respectively).

As a result of the Manitoba wildfires and the social unrest in Peru, both the Manitoba and Peru operations underwent a temporary suspension of operations. Due to a temporary suspension of operations, fixed overhead costs are recognized directly to cost of sales. Fixed overhead costs of $22.4 million and $25.6 million were incurred at Manitoba for the three and nine months ended September 30, 2025, respectively, which were recognized directly to cost of sales. Additionally, Peru incurred $10.9 million in fixed overhead costs for the three and nine months ended September 30, 2025, which were recognized directly to cost of sales.

During the three and nine months ended September 30, 2025, Hudbay recognized a recovery of $1.3 million and an expense of $0.1 million, respectively, in cost of sales primarily related to adjustments of the carrying value of copper concentrate and stockpile inventory to net realizable value (three and nine months ended September 30, 2024 - $0.2 million).

During the three and nine months ended September 30, 2025, Hudbay recognized an expense of nil and $3.3 million, respectively, in cost of sales related to the write-off of provision on certain non-current inventory supplies (three and nine months ended September 30, 2024 - $1.4 million).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

9. Other financial assets

	Sep. 30, 2025	Dec. 31, 2024
Current
Derivative assets	$0.1	$14.3
Collateral deposit (note 16)	-	0.6
Restricted cash	0.2	0.4
	0.3	15.3

Non-current
Investments at fair value through profit or loss	55.3	12.1
	55.3	12.1
	$55.6	$27.4

Investments at fair value through profit or loss increased to $55.3 million as at September 30, 2025, from $12.1 million as at December 31, 2024. The increase primarily relates to the acquisition of 11,852,064 common shares of Arizona Sonoran in January 2025 at a price of C$1.68 per share, for a total investment of $13.8 million. The Company made further investments in various mining companies during the third quarter of 2025, for a total investment of $5.5 million. The remainder of the movement is primarily attributable to mark-to-market adjustments recognized during the period.

10. Intangibles and other assets

Intangibles and other assets of $48.3 million (December 31, 2024 - $44.3 million) includes $41.3 million of other assets (December 31, 2024 - $38.8 million) and $7.0 million of intangibles (December 31, 2024 - $5.5 million).

Other assets represent the carrying value of certain future community costs that relate to original agreements with communities for the Constancia operation which allow Hudbay to extract minerals over the useful life of the Peru operation. The liability remaining for these costs is recorded in agreements with communities recorded at amortized cost (note 14). Amortization of the carrying amount is recorded in the condensed consolidated interim statements of income within other expenses (note 5c) or exploration expenses, depending on the nature of the agreement.

Intangibles mainly represent computer software costs.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

11. Property, plant and equipment

Sep. 30, 2025	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$105.6	$-	$105.6
Capital works in progress[1]	1,292.6	-	1,292.6
Mining properties	2,769.3	(1,428.0)	1,341.3
Plant and equipment	3,499.5	(1,686.6)	1,812.9
Plant and equipment-ROU assets[2]	266.9	(184.8)	82.1
	$7,933.9	$(3,299.4)	$4,634.5

Dec. 31, 2024	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$103.4	$-	$103.4
Capital works in progress	863.9	-	863.9
Mining properties	2,578.3	(1,274.4)	1,303.9
Plant and equipment	3,345.3	(1,524.6)	1,820.7
Plant and equipment - ROU assets[2]	255.1	(165.6)	89.5
	$7,146.0	$(2,964.6)	$4,181.4
[1] Capital works in progress includes the impairment reversal of $322.3 million (pre-tax) related to the Arizona CGU (refer to Note 5d).
[2] Includes $5.8 million of capital works in progress - ROU assets (cost) that relate to the Arizona segment (December 31, 2024 - $3.8 million related to the Arizona segment).

On a quarterly basis, management assesses for internal and external indicators of impairment and impairment reversal. During the third quarter of 2025, management identified Mitsubishi's agreement to acquire a 30% interest of Copper World to be an indicator of impairment reversal for Arizona CGU.

As a result, a $322.3 million full reversal of the previously recorded impairment was recorded, as the recoverable amount of the Arizona CGU exceeded the current carrying value (note 5d).

During the first quarter of 2024, Hudbay received a grant of $2.4 million from Environment and Climate Change Canada related to the purchase of an electric mining shovel in the third quarter of 2023. The carrying amount of the shovel has been deducted by the amount of the grant received. The grant will be recognized in profit or loss over the life of the shovel as a reduced depreciation expense. There were no significant unfulfilled conditions attached to the grant.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

12. Goodwill

The following table summarizes changes in goodwill:

Balance, January 1, 2024	$75.3
Effects of changes in foreign exchange	(6.1)
Balance, January 1, 2025	$69.2
Effects of changes in foreign exchange	2.3
Balance, September 30, 2025	$71.5

Goodwill resulted from the purchase price allocation associated with the Copper Mountain acquisition.

As of September 30, 2025, all of the Company's goodwill relates to the British Columbia CGU. Goodwill is tested for impairment annually on July 1 or when circumstances indicate that the carrying value may not be recoverable. Goodwill impairment is determined by assessing the recoverable amount of the CGU.

For the impairment test completed at July 1, 2025, Fair Value Less Cost of Disposal, ("FVLCD") was used to determine the recoverable amount since it is higher than value in use. FVLCD was calculated using discounted after-tax cash flows based on cash flow projections and assumptions in Hudbay's most current life of mine ("LOM"). The fair value measurement in its entirety is categorized as Level 3 based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value. LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site for the CGU.

Management used judgement in determining estimates and assumptions with respect to discount rates, future production levels including amounts of recoverable reserves, resources and exploration potential, operating and capital costs, long-term metal prices, value of mineral resources not included in the LOM plan and future foreign exchange rates. Metal pricing assumptions were based on consensus forecast pricing, and the discount rates were based on a weighted average cost of capital, adjusted for country risk and other risks specific to the CGU. Cash flows were projected through to 2043. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

The discount rate was based on the CGU's weighted average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on the Canadian Government's marketable bond yields as at the valuation date, the Company's beta coefficient adjustment to the market equity risk premium based on the volatility of the Company's return in relation to that of a comparable market portfolio, plus a country risk premium, size premium and company-specific risk factor. Cost of debt was determined by applying an appropriate market indication of the Company's borrowing capabilities and the corporate income tax rate applicable to the segment's jurisdiction. A real discount rate of 7.00% (December 31, 2024 - 7.25%) for the British Columbia CGU was used to calculate the estimated after- tax discounted future net cash flows, commensurate with its individual estimated level of risk.

Commodity prices used in the impairment assessment were determined by reference to external market participant sources. The key commodity price for this assessment is the price of copper. The cash flow calculations were based on estimates of future production levels applying forecasts for metal prices, which utilized a long-term copper price of $4.25/lb (December 31, 2024 - $4.15/lb), and capital, operating and reclamation costs based on the most current LOM plans. A value of $366.5 million was utilized to estimate the value of mineral resources not included in the LOM plan.

Expected future cash flows used to determine the FVLCD in the impairment test are inherently uncertain and could materially change over time. The Company has conducted an analysis of the sensitivity of the impairment test to changes in the key assumptions used to determine the recoverable amount for the CGUs to which goodwill is allocated. Management believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the related CGU.

The estimated recoverable amount of the British Columbia CGU including goodwill exceeded its carrying amount as at July 1, 2025, accordingly no impairment was recorded.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

13. Other liabilities

	Sep. 30, 2025	Dec. 31, 2024

Environmental and other provisions (note 18)	$48.8	$29.9
Pension obligations	2.7	1.0
Other employee benefits	6.7	3.5
	$58.2	$34.4

14. Other financial liabilities

	Sep. 30, 2025	Dec. 31, 2024
Current
Derivative liabilities	$15.4	$0.3
Equipment financing	22.8	16.3
Deferred Copper Mountain acquisition consideration	2.9	-
Agreements with communities recorded at amortized cost	33.6	21.7
	74.7	38.3

Non-current
Equipment financing	60.2	60.4
Agreements with communities recorded at amortized cost	59.9	46.7
Deferred Copper Mountain acquisition consideration	14.1	-
Contingent Copper Mountain acquisition consideration	13.6	-
Wheaton refund liability	7.8	7.3
	155.6	114.4
	$230.3	$152.7

Equipment financing represents agreements that Hudbay has entered into to purchase mining equipment. Hudbay owns the assets and finances the payment of these assets over the specified term. These agreements expire between 2025 and 2032 with interest rates between 2.25% and 7.55% per annum. During the nine months ended September 30, 2025, $18.6 million (December 31, 2024 - $71.0 million) of capital additions related to the recognition of property, plant and equipment that has been financed (note 24).

Agreements with communities recorded at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. During the nine months ended September 30, 2025, there was a change in estimate related to amendments of life of mine agreements with respect to Pampacancha, and Hudbay entered into two additional two-year agreements, resulting in net additions of $25.0 million.

As part of the acquisition of the remaining 25% interest in CMBC (note 4), the Company recorded $16.6 million of deferred payment consideration and $13.3 million of contingent consideration as a financial liability at amortized cost on the closing of the transaction. During the three and nine months ended September 30, 2025, accretion related to these liabilities were $0.4 million and $0.7 million, respectively (note 5g).

As part of the streaming agreement for the 777 mine, Hudbay must repay, with precious metals credits, the stream deposit by August 1, 2052, the expiry date of the agreement. If the stream deposit is not fully repaid with precious metals credits from 777 production by the expiry date, a payment for the remaining amount will be due at the expiry date of the agreement. As the 777 mine has concluded all mining activities following the depletion of reserves and finalized the sales of produced concentrate, Hudbay concluded that the remaining stream deposit will not be repaid by means of precious metals credits from 777 production. The repayment amount is recorded as a Wheaton refund liability, which is and will be discounted at the 9.0% rate inherent in the original 777 stream agreement and accreted over the remaining term of the agreement.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

15. Lease liabilities

Balance, January 1, 2024	$90.3
Additional capitalized leases	25.5
Lease payments	(31.4)
Derecognized leases	(11.5)
Accretion and other movements	1.9
Balance, December 31, 2024	$74.8
Additional capitalized leases	14.0
Lease payments	(27.8)
Derecognized leases	(0.9)
Accretion and other movements	1.1
Balance, September 30, 2025	$61.2

Lease liabilities are reflected in the condensed consolidated interim balance sheets as follows:

	Sep. 30, 2025	Dec. 31, 2024
Current	$29.9	$30.5
Non-current	31.3	44.3
	$61.2	$74.8

Hudbay has entered into leases which expire between 2025 and 2037. The interest rates on leases which were capitalized have interest rates between 2.50% and 8.49%, per annum. The range of interest rates utilized for discounting the lease depends mostly on Hudbay acting as a lessee and duration of the lease. For certain leases, Hudbay has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. Hudbay's obligations under these leases are secured by the lessor's title to the leased assets. The present value of applicable lease payments has been recognized as an ROU asset, which was included as a non-cash addition to property, plant and equipment, and a corresponding amount as a lease liability.

There are no restrictions placed on Hudbay by entering into these leases.

The following outlines expenses recognized within the Company's condensed consolidated interim statements of income, relating to leases for which a recognition exemption was applied.

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Short-term leases	$5.6	$2.2	$13.7	$4.8
Low value leases	0.1	0.1	0.3	0.3
Variable leases	2.0	3.8	11.0	17.7
Total	$7.7	$6.1	$25.0	$22.8

Payments made for short-term, low value and variable leases would mostly be captured as expenses in the condensed consolidated interim statements of income, however, certain amounts may be capitalized to PP&E for the Arizona segment during its development phase and certain amounts may be reported in inventories given the timing of sales. Variable payment leases include equipment used for heavy civil works at Constancia.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

16. Long-term debt

	Sep. 30, 2025	Dec. 31, 2024
Current:
Senior unsecured notes (a)	$511.0	$-

Non-current:
Senior unsecured notes (a)	538.7	1,111.1
Senior secured revolving credit facilities (b)	(2.7)	(3.6)
	536.0	1,107.5
Total Long-term debt	$1,047.0	$1,107.5

(a) Senior unsecured notes

Balance, January 1, 2024	$1,190.6
Repurchases	(82.6)
Write-down of unamortized transaction costs	0.6
Accretion of transaction costs and premiums	2.5
Balance, December 31, 2024	$1,111.1
Repurchases	(63.2)
Write-down of unamortized transaction costs	0.1
Accretion of transaction costs and premiums	1.7
Balance, September 30, 2025	$1,049.7

As at September 30, 2025, $1,054.2 million aggregate principal amount of senior notes were outstanding in two series: (i) a series of 4.50% senior notes due April 2026 ("2026 notes") in an aggregate principal amount of $511.8 million and (ii) a series of 6.125% senior notes due April 2029 ("2029 notes") in an aggregate principal amount of $542.4 million. To date, the Company repurchased and retired a total of $88.2 million of the 2026 notes and $57.6 million of the 2029 notes at a discount.

During the third quarter of 2025, the Company repurchased and retired $13.2 million of the 2026 notes. During the nine months ended September 30, 2025, the Company repurchased and retired a total of $63.2 million of the 2026 notes at a discount. For the three and nine months ended September 30, 2025, the discount of nil and $0.3 million, respectively, (three and nine months ended September 30, 2024 - $0.3 million and $0.7 million, respectively) was recorded as Other expenses in the condensed consolidated interim statements of income. Upon the repurchase and retirement of $63.2 million of senior unsecured notes, the unamortized transaction costs related to this principal amount for the three and nine months ended September 30, 2025 of nil and $0.1 million, respectively, (three and nine months ended September 30, 2024 - $0.6 million) were recorded as a finance expense in the condensed consolidated interim statements of income.

The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company's subsidiaries, other than HudBay (BVI) Inc. and certain excluded or unrestricted subsidiaries, and subsidiaries that hold the Copper World and Mason projects as well as any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

(b) Senior secured revolving credit facilities

Balance, January 1, 2024[1]	$96.9
Repayments	(100.0)
Accretion of transaction costs	2.0
Transaction costs	(2.5)
Balance, December 31, 2024[1]	$(3.6)
Accretion of transaction costs	0.9
Balance, September 30, 2025[1]	$(2.7)
[1] Balance, representing deferred transaction costs, is in an asset position.

Hudbay has two senior secured revolving credit facilities with total commitments of $450.0 million and substantially similar terms and conditions for its Canadian and Peruvian businesses. Hudbay's revolving credit facilities are secured against substantially all of the Company's assets, other than those associated with Copper World and Mason projects. During 2024, Hudbay repaid $10.0 million under its Canadian revolving credit facility and $90.0 million under the Peruvian revolving credit facility. During the fourth quarter of 2024, the two senior secured revolving credit facilities were extended by three years from October 2025 to November 2028. The newly extended $450.0 million revolving credit facility includes an accordion feature to increase the facility by an additional $150 million at Hudbay's discretion during the four-year tenor. Hudbay incurred $2.4 million of transactions costs associated with the extension which were deferred and amortized over the new term of the credit facilities.

As at September 30, 2025, there were nil draws under the Canadian and Peruvian revolving credit facilities, other than letters of credit to support reclamation and pension obligations as described below.

As at September 30, 2025, the Peru segment had nil in letters of credit issued under the Peru revolving credit facility to support its reclamation obligations and the Manitoba segment had $24.8 million in letters of credit issued under the Canadian revolving credit facility to support its reclamation and pension obligations. As at September 30, 2025, we were in compliance with our covenants under the revolving credit facilities.

Surety bonds

The Arizona segment had $18.4 million in surety bonds issued to support future reclamation and closure obligations. No cash collateral is required to be posted under these surety bonds.

The British Columbia segment had $47.2 million in surety bonds issued to support future reclamation and closure obligations. The British Columbia segment had $1.0 million in surety bonds issued to BC Hydro in relation to the BC Hydro transmission system at the Copper Mountain Mine, and to Fisheries and Oceans Canada for fish monitoring. No cash collateral is required to be posted under these surety bonds.

The Peru segment had $23.3 million in surety bonds issued to support future reclamation and closure obligations. No cash collateral is required to be posted under these surety bonds.

Other letters of credit

The Peru segment had $111.8 million in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. No cash collateral is required to be posted under these letters of credit.

Hudbay has a C$130.0 million bilateral letter of credit facility ("LC Facility") with a major Canadian financial institution. As at September 30, 2025, the Manitoba segment had $55.6 million in letters of credit issued under the LC Facility to support its reclamation and pension obligations.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

17. Deferred revenue

Peru Stream Agreement

For the three and nine months ended September 30, 2025, the drawdown rates for the Peru stream agreement for gold and silver were $860 and $15.06 per ounce, respectively (year ended December 31, 2024 - $817 and $14.56 per ounce, respectively).

The following table summarizes changes in deferred revenue:

Balance, January 1, 2024	$418.5
Amortization of deferred revenue
Liability drawdown	(74.3)
Variable consideration adjustments - prior periods	3.8
Accretion on streaming arrangements
Current year additions	24.0
Variable consideration adjustments - prior periods	0.2
Balance, December 31, 2024	$372.2
Amortization of deferred revenue (note 5a)
Liability drawdown	(41.1)
Variable consideration adjustments - prior periods	(9.9)
Accretion on streaming arrangements (note 5g)
Current year-to-date additions	15.3
Variable consideration adjustments - prior periods	(0.6)
Balance, September 30, 2025	$335.9

Consideration from the Company's stream agreement is considered variable. Gold and silver stream revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2025, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a current period variable adjustment was made for all prior period stream revenues since the stream agreement inception date. This variable consideration adjustment resulted in an increase in revenue of $9.9 million and a decrease of finance expense of $0.6 million for the nine months ended September 30, 2025 (year ended December 31, 2024 - decrease in revenue of $3.8 million and an increase of finance expense of $0.2 million).

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Sep. 30, 2025	Dec. 31, 2024
Current	$58.9	$63.1
Non-current	277.0	309.1
	$335.9	$372.2

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

18. Environmental and other provisions

Reflected in the condensed consolidated interim balance sheets as follows:

Sep. 30, 2025	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other [1]	Total
Current (note 13)	$8.5	$16.2	$10.3	$9.8	$4.0	$48.8
Non-current	307.2	-	6.0	5.0	1.2	319.4
	$315.7	$16.2	$16.3	$14.8	$5.2	$368.2

Dec. 31, 2024	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other [1]	Total
Current (note 13)	$4.0	$12.3	$6.4	$1.9	$5.3	$29.9
Non-current	292.9	-	3.2	3.6	1.1	300.8
	$296.9	$12.3	$9.6	$5.5	$6.4	$330.7
[1] Relates primarily to flow-through share premiums, restructuring costs and other non-capital provisions.

During the third quarter of 2025, in addition to the increase in share price, the Company has increased the performance based multiplier element on the performance share units, which also resulted in an increase in the share-based compensation expense in the condensed consolidated interim statements of income.

Decommissioning and restoration obligations ("DRO") are remeasured at each reporting date to reflect changes in discount rates, exchange rates, and timing and extent of cash outflows which can significantly affect the liabilities. This provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the nine months ended September 30, 2025, the Company recorded a non-cash loss of $0.4 million in the condensed consolidated interim statements of income mainly related to a revaluation adjustment to the Flin Flon environmental reclamation provision. The re-evaluation adjustment was impacted by an increase in long term, risk-free real discount rates based on changes in Canadian bond yields which was offset by the increase in inflation rates. Typically, an operating location will reflect any revaluation adjustments to the environmental reclamation provision against its reclamation assets. However, as the Flin Flon operations closed in June 2022, the corresponding Flin Flon assets have been fully depreciated and cannot be reduced below residual value resulting in the remaining impact being recorded as a loss in the condensed consolidated interim statements of income.

As at September 30, 2025, decommissioning, restoration and similar liabilities have been discounted to their present value at rates ranging from 2.42% to 4.82% per annum (December 31, 2024 - 2.87% to 4.88%), using pre-tax, nominal risk-free interest rates that reflect the estimated maturity of each specific liability.

During the nine months ended September 30, 2024, the Company recorded a non-cash gain of $6.0 million in the condensed consolidated interim statements of income mainly related to a revaluation adjustment to the Flin Flon environmental reclamation provision.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

19. Income and mining taxes

    The tax expense is applicable as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Current
Income tax expense	$32.9	$11.8	$97.8	$67.8
Mining tax expense	6.2	14.4	45.0	37.9
Adjustments in respect of prior years	-	-	(1.9)	(0.1)
	39.1	26.2	140.9	105.6
Deferred
Income tax expense - origination, revaluation and/or reversal of temporary differences	68.7	5.6	79.5	0.2
Mining tax (recovery) expense - origination, revaluation and/or reversal of temporary difference	(0.6)	0.6	(2.0)	(3.6)
Adjustments in respect of prior years	0.9	(3.0)	0.2	(2.8)
	69.0	3.2	77.7	(6.2)
	$108.1	$29.4	$218.6	$99.4

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities as well as any change identified that would result in a difference to our current or deferred tax balances as reported in the prior fiscal year end.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

20. Share capital

(a) Preference shares:

Authorized: Unlimited preference shares without par value.

Issued and fully paid: Nil.

(b) Common shares:

Authorized: Unlimited common shares without par value.

Issued and fully paid:

	Nine months ended Sep. 30, 2025		Year ended Dec. 31, 2024
	Common shares	Amount	Common shares	Amount
Balance, beginning of year	394,932,374	$2,641.3	350,728,536	$2,240.2
Shares issued on equity raise, net of share issuance costs	-	-	42,366,000	386.2
Flow through shares, net of share issuance costs and implied premium	302,000	4.1	968,900	8.6
Exercise of options	415,736	3.7	482,028	3.6
Exercise of warrants	19,888	0.1	386,910	2.7
Shares issued through private placement, net of issuance costs	465,394	4.2	-	-
Tax adjustments in respect of prior years	-	4.4	-	-
Balance, end of the period	396,135,392	$2,657.8	394,932,374	$2,641.3

During the nine months ended September 30, 2025, the Company declared two semi-annual dividends of C$0.01 per share. The Company paid $2.8 million and $2.8 million in dividends on March 21, 2025 and September 19, 2025 to shareholders of record as of March 4, 2025 and September 2, 2025.

During the third quarter of 2025, the Company completed a Canadian Exploration Expense flow-through financing. A flow-through share liability for the implied premium of $2.8 million will be recognized in earnings as eligible expenditures are made. The Company issued 302,000 common shares for proceeds, net of transaction costs, of $6.9 million.

On June 24, 2025, the Company closed a private placement deal to issue 465,394 common shares at a price of C$13.30 per Common Share for aggregate gross proceeds of $4.5 million. Associated with the private placement were $0.3 million of share issuance costs resulting in net equity raised of $4.2 million. The net proceeds of this private placement were used to fund the $4.5 million cash consideration on closing of the acquisition of MMC's 25% interest in CMBC (note 4).

On May 24, 2024, the Company closed an equity financing with a syndicate of underwriters ("the Offering"). Pursuant to the Offering, the Underwriters purchased on a bought deal basis from the Company a total of 42,366,000 common shares at a price of $9.50 per Common Share for aggregate gross proceeds of $402.5 million. Transaction costs related to the Offering were $16.1 million resulting in net proceeds to the Company of $386.4 million. Associated with the Offering were $0.2 million of share issuance costs resulting in net equity raised of $386.2 million.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

During the year ended December 31, 2024, the Company completed a Canadian Development Expense and Canadian Exploration Expense flow-through financing. The flow-through share liability was recognized in earnings as eligible expenditures were made. The Company issued 968,900 common shares for proceeds, net of transaction costs, of $11.8 million. The implied premium on the flow-through shares of $3.2 million was recorded as a flow-through share liability. As at September 30, 2025, the Company has incurred $8.8 million in qualifying expenditures related to this flow-through financing. The flow-through share liability will be recognized in earnings as eligible expenditures are made.

During the year ended December 31, 2024, the Company declared two semi-annual dividends of C$0.01 per share. The Company paid $2.6 million and $2.9 million in dividends on March 22, 2024 and September 20, 2024 to shareholders of record as of March 5, 2024 and September 3, 2024.

(c) Equity-settled share-based compensation

Stock Options

The Company's stock option plan was approved in June 2005 and amended in May 2008 (the "Plan"). Under the amended Plan, the Company may grant to employees, officers, directors or consultants of the Company or its affiliates options to purchase up to a maximum of 13 million common shares of Hudbay. The Company has determined that the appropriate accounting treatment is to classify the stock options as equity settled transactions.

The following table outlines the changes in the number of stock options outstanding:

	Sep. 30, 2025		Dec. 31, 2024
	Number of shares subject to option	Weighted- average exercise price C$	Number of shares subject to option	Weighted average exercise price C$
Balance, beginning of year	2,484,107	$7.42	2,182,970	$7.23
Number of units granted	828,720	$10.81	902,874	$7.50
Exercised	(415,736)	$8.09	(482,029)	$6.56
Forfeited	(107,840)	$8.98	(106,850)	$7.62
Expired	(3,863)	$7.50	(12,858)	$10.03
Balance, end of period	2,785,388	$8.27	2,484,107	$7.42

The following table outlines stock options outstanding and exercisable:

Sep. 30, 2025
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $5.26	334,236	1.40	$3.76	334,236	$3.76
$5.27 - $7.13	515,276	4.41	$6.75	285,191	$6.75
$7.14 - $8.71	696,769	5.40	$7.50	173,114	$7.50
$8.72 - $10.60	464,904	2.98	$10.13	467,206	$10.13
$10.61 - $13.50	774,203	6.38	$10.81	-	$-

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

Dec. 31, 2024
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $5.26	361,658	2.15	$3.76	361,658	$3.76
$5.27 - $6.90	631,984	5.16	$6.75	152,408	$6.75
$6.91 - $8.71	866,543	6.15	$7.50	-	$-
$8.72 - $10.17	365,988	4.16	$9.92	223,287	$9.92
$10.18 - $10.42	257,934	3.15	$10.42	257,934	$10.42

Hudbay estimates expected life of options and expected volatility based on historical data, which may differ from actual outcomes.

Warrants

The following table outlines the changes in the number of Hudbay warrants outstanding:

	Sep. 30, 2025		Dec. 31, 2024
	Number of shares subject to warrants	Weighted- average exercise price C$	Number of shares subject to warrants	Weighted average exercise price C$
Balance, beginning of year	70,708	$7.38	457,617	$7.38
Exercised	(19,888)	$7.38	(386,909)	$7.38
Balance, end of period	50,820	$7.38	70,708	$7.38

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

21. Earnings per share

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Weighted average common shares outstanding
Basic	395,726,407	393,604,853	395,256,972	370,992,994
Plus net incremental shares from:
Assumed conversion: stock options	1,133,286	515,275	880,603	412,921
Assumed conversion: warrants	26,929	116,533	22,073	98,989
Diluted weighted average common shares outstanding	396,886,622	394,236,661	396,159,648	371,504,904

The calculation of dilutive weighted-average number of common shares excludes the impact of 3,719 and 105,764 shares for the three and nine months ended September 30, 2025 (three and nine months ended September 30, 2024 - 390 and 56,581). The shares related to stock options and warrants were excluded as the exercise price related to the particular security exceeded the average market price of the Company's common shares for the period, or the inclusion of the share units had an anti-dilutive effect on net income.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

22. Financial instruments

(a) Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of Hudbay's financial instruments and non-financial derivatives:

	Sep. 30, 2025		Dec. 31, 2024
	FV	CV	FV	CV
Financial assets at amortized cost
Cash and cash equivalents[1]	$611.1	$611.1	$541.8	$541.8
Short-term investments[1]	-	-	40.0	40.0
Collateral deposits[1]	-	-	0.6	0.6
Restricted cash[1]	0.2	0.2	0.4	0.4
Fair value through profit or loss
Trade and other receivables[2,3]	133.8	133.8	185.5	185.5
Non-hedge derivative assets [4]	0.1	0.1	14.3	14.3
Investments at fair value through profit or loss [5]	55.3	55.3	12.1	12.1
Total financial assets	$800.5	$800.5	$794.7	$794.7
Financial liabilities at amortized cost
Trade and other payables1, [2]	$256.4	$256.4	$255.2	$255.2
Deferred Copper Mountain acquisition consideration[6]	17.2	17.0	-	-
Contingent Copper Mountain acquisition consideration[6]	13.7	13.6	-	-
Agreements with communities [7]	95.2	93.5	70.4	68.4
Wheaton refund liability[8]	13.5	7.8	9.9	7.3
Senior unsecured notes [9]	1,058.3	1,049.7	1,111.6	1,111.1
Senior secured revolving credit facilities[10]	(2.7)	(2.7)	(3.6)	(3.6)
Fair value through profit or loss
Non-hedge derivative liabilities [4]	15.4	15.4	0.3	0.3
Total financial liabilities	$1,467.0	$1,450.7	$1,443.8	$1,438.7
[1] Cash and cash equivalents, short-term investments, collateral deposits, restricted cash, trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.
[2] Excludes tax and other statutory amounts.
[3] Trade and other receivables contain receivables including provisionally priced receivables classified as FVTPL and various other items at amortized cost. The fair value of provisionally priced receivables is determined using forward metals prices (level 2).
[4] Derivatives are carried at their fair value, which is determined based on observable forward market commodity prices corresponding to the maturity of the contract (level 2),
[5] All investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares.
[6] Fair value of the deferred and contingent Copper Mountain acquisition consideration has been determined using an applicable credit-risk adjusted discount rate (level 3).
[7] These financial liabilities relate to agreements with communities near the Constancia mine in Peru (note 14). Fair values have been determined using an applicable credit-risk adjusted discounted rate and foreign exchange rates (level 3).
[8] Discounted value based on a market rate at inception of the applicable Wheaton contract for carrying value (note 14) and fair value using an applicable credit-risk adjusted discount rate (level 3).
[9] Fair value of the senior unsecured notes (note 16a) has been determined using an applicable credit-risk adjusted discount rate (level 3).
[10] Fair value of the senior secured revolving credit facility, when drawn, is valued using an applicable credit adjusted discount rate (level 3).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition as well as financial instruments not measured at fair value but for which a fair value is disclosed. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

- Level 1: Quoted prices in active markets for identical assets or liabilities;

- Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and,

- Level 3: Valuation techniques use significant inputs that are not based on observable market data.

September 30, 2025	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL:
Provisionally priced receivables	$-	$108.5	$-	$108.5
Non-hedge derivatives	-	0.1	-	0.1
Investments	52.3	-	3.0	55.3
	$52.3	$108.6	$3.0	$163.9
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$15.4	$-	$15.4
Financial liabilities at amortized cost:
Deferred Copper Mountain acquisition consideration	-	-	17.2	17.2
Contingent Copper Mountain acquisition consideration	-	-	13.7	13.7
Agreements with communities	-	-	95.2	95.2
Wheaton refund liability	-	-	13.5	13.5
Senior unsecured notes	1,058.3	-	-	1,058.3
	$1,058.3	$15.4	$139.6	$1,213.3

December 31, 2024	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL:
Provisionally priced receivables	$-	$171.3	$-	$171.3
Non-hedge derivatives	-	14.3	-	14.3
Investments	12.1	-	-	12.1
	$12.1	$185.6	$-	$197.7
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$0.3	$-	$0.3
Financial liabilities at amortized cost:
Agreements with communities	-	-	70.4	70.4
Wheaton refund liability	-	-	9.9	9.9
Senior unsecured notes	1,111.6	-	-	1,111.6
	$1,111.6	$0.3	$80.3	$1,192.2

The Company's policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the nine months ended September 30, 2025 and year ended December 31, 2024, Hudbay did not make any such transfers.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

Valuation techniques used for instruments categorized in Levels 2 and 3 are consistent with the year ended December 31, 2024.

(b) Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at September 30, 2025, Hudbay had 71.7 million pounds of net copper swaps outstanding at an effective average price of $4.44/lb and settling from October 2025 to February 2026. As at December 31, 2024, Hudbay had 61.7 million pounds of net copper swaps outstanding at an effective average price of $4.19/lb and settling from January to May 2025. The aggregate fair value of the transactions at September 30, 2025 was a net liability of $15.3 million (December 31, 2024 - an asset position of $13.7 million).

Zinc fixed for floating swaps

Hudbay enters into zinc fixed for floating swaps in order to manage the risk associated with provisional pricing terms in zinc concentrate sales agreements. As at September 30, 2025, Hudbay had nil pounds of net zinc swaps outstanding. As at December 31, 2024, Hudbay had 9.7 million pounds of net zinc swaps outstanding at an effective average price of $1.38/lb and settling from January to April 2025. The aggregate fair value of the transactions at September 30, 2025 was nil (December 31, 2024 - an asset position of $0.3 million).

Copper forward sales

As at September 30, 2025, Hudbay had nil pounds of copper forwards outstanding. As at December 31, 2024, Hudbay had 5.3 million pounds of copper forwards outstanding at an effective average price of $3.95/lb and settling from January to April 2025. The aggregate fair value of the transactions at September 30, 2025 was nil (December 31, 2024 - a liability position of $0.1 million).

Copper costless collars

As at September 30, 2025, Hudbay had nil pounds of copper collars outstanding. As at December 31, 2024, Hudbay had 6.6 million pounds of copper collars outstanding settling from January to April 2025 at an average floor price of $3.88/lb and an average cap price of $4.14/lb. The aggregate fair value of the position at September 30, 2025 was nil (December 31, 2024 - an asset position of $0.1 million).

(c) Provisionally priced receivables

Changes in fair value of provisionally priced receivables

Hudbay records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in inventory or cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

As at September 30, 2025 and December 31, 2024, Hudbay's net position consisted of contracts awaiting final pricing are as indicated below:

Metal in concentrate		Sales awaiting final pricing		Average YTD price ($/unit)
	Unit	Sep. 30, 2025	Dec. 31, 2024	Sep. 30, 2025	Dec. 31, 2024
Copper	pounds (in 000s)	66,992	85,731	4.65	3.96
Gold	troy ounces	12,907	47,075	3,854	2,638
Silver	troy ounces	40,432	238,149	46.32	29.02
Zinc	pounds (in 000s)	-	12,102	-	1.34

The aggregate fair value of provisionally priced receivables within the copper and zinc concentrate at September 30, 2025 was an asset position of $21.6 million (December 31, 2024 - a liability position of $13.9 million).

23. Commitments

  Capital commitments

As at September 30, 2025, Hudbay had outstanding capital commitments in Manitoba of approximately $9.5 million of which $7.6 million can be terminated, approximately $13.7 million in British Columbia of which $3.0 million can be terminated, approximately $31.9 million in Peru all of which can be terminated, and approximately $76.4 million in Arizona, primarily related to the Copper World Complex, of which $74.2 million can be terminated.

24. Supplementary cash flow information

(a) Other operating activities:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Share-based compensation paid	$(4.4)	$(0.4)	$(14.2)	$(4.5)
Consideration received from previous sale of non-core project, net of tax	(10.4)	-	(10.4)	-
Other	0.7	0.2	1.6	0.6
	$(14.1)	$(0.2)	$(23.0)	$(3.9)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

(b) Change in non-cash working capital:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Change in:
Trade and other receivables	$77.1	$(62.2)	$75.7	$(45.5)
Other financial assets/liabilities	6.1	7.1	30.6	(4.8)
Inventories	(25.5)	(4.9)	(10.9)	10.4
Prepaid expenses	0.9	1.9	7.9	(4.6)
Trade and other payables	(14.5)	18.6	(29.2)	14.3
Provisions and other liabilities	(0.9)	(0.7)	(3.6)	(1.4)
	$43.2	$(40.2)	$70.5	$(31.6)

(c) Non-cash transactions:

During the nine months ended September 30, 2025 and 2024, Hudbay entered into the following non-cash investing and financing activities which are not reflected in the condensed consolidated interim statements of cash flows:

- Remeasurement of Hudbay's decommissioning and restoration liabilities led to a net increase in related property, plant and equipment assets of $2.5 million (September 30, 2024 - a net decrease of $1.2 million), mainly related to changes to real discount rates associated with remeasurement of the liabilities.

- Property, plant and equipment included $14.0 million (September 30, 2024 - $10.3 million) of capital additions related to the recognition of ROU assets and $18.6 million (September 30, 2024 - $43.9 million) of capital additions related to the recognition of property, plant and equipment that has been financed. Property, plant and equipment and other assets include $25.0 million in net capital additions related to agreements with communities (September 30, 2024 - $8.1 million). Property, plant and equipment includes $1.5 million of deduction for accrued grants related to equipment eligible for credits (September 30, 2024 - nil).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

25. Segmented information

Hudbay has the following reportable segments identified by the individual mining operations of Manitoba, British Columbia, Peru, as well as Arizona which holds our Copper World project. Corporate and other activities are not considered an operating segment and are included as a reconciliation to total consolidated results. Corporate and other activities include the Company's exploration activities in Chile, Canada and the State of Nevada. These exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds for standalone segment disclosure.

Three months ended September 30, 2025
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Revenue from external customers	$164.6	$104.7	$77.5	$-	$-	$346.8
Cost of sales
Mine operating costs	85.1	49.7	64.0	-	-	198.8
Depreciation and amortization	50.0	16.3	16.4	-	-	82.7
Gross profit (loss)	29.5	38.7	(2.9)	-	-	65.3
Selling and administrative expenses	-	-	-	-	31.4	31.4
Exploration expenses	2.9	7.6	-	-	-	10.5
Other operating expenses (income)	3.8	5.0	0.2	0.2	(0.1)	9.1
Re-evaluation adjustment - environmental provision	-	1.4	-	-	-	1.4
Impairment reversal	-	-	-	(322.3)	-	(322.3)
Results from operating activities	$22.8	$24.7	$(3.1)	$322.1	$(31.3)	$335.2
Consideration received from previous sale of non-core project						(14.9)
Net finance expense						19.6
Income before tax						330.5
Tax expense						108.1
Net income for the period						$222.4

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

Three months ended September 30, 2024
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Revenue from external customers	$210.0	$203.9	$71.9	$-	$-	$485.8
Cost of sales
Mine operating costs	123.8	82.2	42.5	-	-	248.5
Depreciation and amortization	57.2	27.7	12.6	-	-	97.5
Gross profit	29.0	94.0	16.8	-	-	139.8
Selling and administrative expenses	-	-	-	-	12.1	12.1
Exploration expenses	4.2	8.0	-	-	-	12.2
Other operating expenses (income)	2.2	4.0	2.2	0.1	(0.7)	7.8
Re-evaluation adjustment - environmental provision	-	2.0	-	-	-	2.0
Results from operating activities	$22.6	$80.0	$14.6	$(0.1)	$(11.4)	$105.7
Net finance expense						26.0
Income before tax						79.7
Tax expense						29.4
Net income for the period						$50.3

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

Nine months ended September 30, 2025
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Revenue from external customers	$713.9	$522.5	$241.7	$-	$-	$1,478.1
Cost of sales
Mine operating costs	341.4	196.5	179.9	-	-	717.8
Depreciation and amortization	174.2	63.8	49.2	-	-	287.2
Gross profit	198.3	262.2	12.6	-	-	473.1
Selling and administrative expenses	-	-	-	-	65.8	65.8
Exploration expenses	11.6	22.2	-	-	-	33.8
Other operating expenses (income)	9.2	11.7	2.6	0.4	(2.5)	21.4
Re-evaluation adjustment - environmental provision	-	0.4	-	-	-	0.4
Impairment reversal	-	-	-	(322.3)	-	(322.3)
Results from operating activities	$177.5	$227.9	$10.0	$321.9	$(63.3)	$674.0
Consideration received from previous sale of non-core project						(14.9)
Net finance expense						34.0
Income before tax						654.9
Tax expense						218.6
Net income for the period						$436.3

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

Nine months ended September 30, 2024
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Revenue from external customers	$702.7	$515.7	$217.9	$-	$-	$1,436.3
Cost of sales
Mine operating costs	369.4	231.9	161.2	-	-	762.5
Depreciation and amortization	187.1	79.0	38.3	-	-	304.4
Gross profit	146.2	204.8	18.4	-	-	369.4
Selling and administrative expenses	-	-	-	-	47.1	47.1
Exploration expenses	10.5	18.7	-	-	1.6	30.8
Other operating expenses (income)	10.4	10.9	5.8	8.3	(0.1)	35.3
Re-evaluation adjustment - environmental provision	-	(6.0)	-	-	-	(6.0)
Results from operating activities	$125.3	$181.2	$12.6	$(8.3)	$(48.6)	$262.2
Net finance expense						114.3
Income before tax						147.9
Tax expense						99.4
Net income for the period						$48.5

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2025 and 2024

September 30, 2025
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Total assets	$2,392.2	$430.9	$1,218.5	$1,119.6	$755.6	$5,916.8
Total liabilities	897.0	385.4	286.8	96.3	1,170.8	2,836.3
Property, plant and equipment[1]	1,850.3	595.9	1,031.6	1,116.4	40.3	4,634.5
Other Non-Current Assets[2]	51.3	20.7	9.8	0.2	0.6	82.6
[1] Included in Corporate and other activities are $27.7 million of property, plant and equipment that is located in Nevada.
[2] Other non-current assets includes receivables, inventory, intangibles and other assets.

December 31, 2024
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Total assets	$2,410.0	$547.4	$1,076.0	$757.3	$696.9	$5,487.6
Total liabilities	960.0	421.3	281.9	14.7	1,162.3	2,840.2
Property, plant and equipment[1]	1,897.1	595.1	900.7	747.1	41.4	4,181.4
Other Non-Current Assets[2]	47.8	17.2	8.0	0.2	0.6	73.8
[1] Included in Corporate and other activities is $27.7 million of property, plant and equipment that is located in Nevada.
[2] Other non-current assets includes receivables, inventory, intangibles and other assets.